James Audette Partner	Chapman and Cutler LLP 320 South Canal Street, 27th Floor Chicago, Illinois 60606

T 312.845.3000
D 312.845.3421
F 312.516.1421
audette@chapman.com

April 25, 2024

Via EDGAR Correspondence

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Re:	Dynamic Shares Trust
File No. 333-277681

Dear Mss. Stanton and Gessert:

This letter responds to your comments regarding the registration statement filed on Form S-1 for Dynamic Shares Trust (the “Trust”) with the Staff of the Securities and Exchange Commission (the “Staff”) on March 5, 2024 (the “Registration Statement”). Capitalized terms used herein, but not otherwise defined, have the meanings ascribed to them in the Registration Statement.

Comment 1 – Incorporation of Information by Reference, page 75

The Staff notes that you incorporate information by reference into the your Registration Statement. However, it appears that you are ineligible to do so because you have not yet filed an annual report required under Section 13(a) or Section 15(d) of the Exchange Act for your most recently completed fiscal year. See General Instruction VII.C to Form S-1. Please amend your registration statement to include all of the disclosure required by Form S-1 or, in the alternative, file your Form 10-K for the fiscal year ended December 31, 2023, and update this section accordingly. For guidance, refer to Regulation S-K C&DI 117.05.

Response to Comment 1

The Trust has filed its Annual Report on Form 10-K for the fiscal year ended December 31, 2023 and the Registration Statement has been updated to incorporate that filing by reference.

United States Securities and Exchange Commission

Division of Corporation Finance

April 25, 2024

Comment 2 – Incorporation of Information by Reference, page 75

The Staff notes that you have incorporated by reference certain reports filed pursuant to Section 13 and Section 15(d) of the Exchange Act, but it appears that you have not made all such reports readily available and accessible on your website. Please explain why you believe that you are eligible to incorporate by reference pursuant to General Instruction VII.F to Form S-1. For guidance, refer to Securities Act Forms C&DI 113.04.

Response to Comment 2

The Sponsor has updated its website to include all Exchange Act reports incorporated by reference available on the Trust’s website, and the Sponsor will continue to update its website with any future Exchange Act filings that are incorporated by reference into the Registration Statement. Accordingly, the Sponsor believes that it is eligible to incorporate such information by referenced under General Instruction VII.F to Form S-1.

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Please call me at (312) 845-3421 if you have any questions or issues you would like to discuss regarding these matters.

Sincerely yours,

Chapman and Cutler llp

By:	/s/ James Audette
James Audette